Exhibit 12.1

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2003		2002 (1)		2002 (1)		2001 (1)		2000 (1)		1999 (1)		1998 (1)
Earnings:
Income before equity in earnings (loss) of equity investments	$67,455		$62,758		$88,923		$87,510		$108,992		$116,638		$134,616
Fixed charges	74,187		67,337		89,417		91,305		104,337		91,420		66,612
Distributions from equity investments	20,553		20,344		27,195		26,651		30,294		18,606		10,320
Capitalized interest	—		(2,832)		(3,057)		(787)		(1,680)		(1,488)		(447)
Adjusted Earnings	$162,195		$147,607		$202,478		$204,679		$241,943		$225,176		$211,101

Fixed Charges:
Interest expense (including amortization of note discounts and deferred financing fees)	$74,187		$64,505		$86,360		$90,518		$102,657		$89,932		$66,165
Capitalized interest	—		2,832		3,057		787		1,680		1,488		447
Total Fixed Charges	$74,187		$67,337		$89,417		$91,305		$104,337		$91,420		$66,612

Ratio of Earnings to Fixed Charges	2.2	x	2.2	x	2.3	x	2.2	x	2.3	x	2.5	x	3.2	x

(1)          Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.